FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November, 2004

Pan American Silver Corp

(Translation of registrant’s name into English)

1500-625 HOWE STREET
VANCOUVER BC CANADA V6C 2T6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

November 21, 2004

PAN AMERICAN SILVER SELLS DUKAT INTEREST FOR UP TO $43 MILLION

(all amounts in $US unless otherwise stated)

Vancouver, Canada – Pan American Silver Corp. (PAAS: NASDAQ; PAA: TSX) announced today that it has sold its 20% interest in the Dukat silver mine in Magadan State, Russia to OAO MNPO Polimetall, the mine’s 80% owner and operator, for up to $43 million. Pan American has received $20.5 million in cash and is to receive up to $22.5 million in contingent future payments.

The future payments are to be made annually based on the yearly average silver price, and range from no payment at a silver price of less than $5.50/oz, to $8 million if the average silver price for the year exceeds $10/oz. The agreement also includes provisions for early payment of remaining future payments on the occurrence of certain events, such as a public share offering by Polimetall.

Pan American acquired the Dukat mining concessions in 1996 and embarked on the financing and construction of a new mine until a dispute over the property’s existing mill and infrastructure suspended the project in 2000. That same year, Pan American settled for a 20% carried interest in the project and wrote off its entire $37 million investment in Dukat.

According to Pan American Chairman, Ross Beaty: “Dukat was a difficult chapter in the Company’s evolution and we are happy to bring it to a positive conclusion. The $20.5 million we have already received will be used for the construction of Alamo Dorado and Manantial Espejo, two of our development projects, and of course we are always pursuing additional acquisitions.”

The Company will record a gain of $20.34 million on the sale, net of transaction costs, in the fourth quarter of 2004. Future payments will be recorded as income as they are realized.

The Company will host a conference call to discuss the Dukat transaction at 10:00 a.m. Pacific time (1:00 p.m. Eastern time) on Monday, November 22.  North American participants please call toll-free 1-800-247-9979. International participants please dial toll-free 1-973-321-1100. The conference may also be accessed live from the investor relations section of the Pan American website at www.panamericansilver.com. To listen to a playback for one week after the call, dial 1-877-519-4471 and enter the replay pin number 5435399.

-end-

For Further Information Contact: Brenda Radies, VP Corporate Relations (604) 684-1175

www.panamericansilver.com

CAUTIONARY NOTE

Some of the statements in this news release are forward-looking statements and as such are based on an assumed set of economic conditions and courses of action. These include estimates of future production levels, expectations regarding mine production costs, expected trends in mineral prices and statements that describe Pan American's future plans, objectives or goals.  There is a significant risk that actual results will vary, perhaps materially, from results projected depending on such factors as changes in general economic conditions and financial markets, changes in prices for silver and other metals, technological and operational hazards in Pan American's mining and mine development activities, uncertainties inherent in the calculation of mineral reserves, mineral resources and metal recoveries, the timing and availability of financing, governmental and other approvals, political unrest or instability in countries where Pan American is active, labor relations and other risk factors listed from time to time in Pan American’s Form 40-F

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pan American Silver Corp

(Registrant)

By:/s/ Ross J. Beaty

(Signature)

Ross J. Beaty, Chairman

Date: November 22, 2004